Filed by one, pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange act of 1934 Subject Company: MarkForged, Inc.
Registration No.: 333-254973

We want to make sure you saw that one’s (NYSE: AONE) Proxy Statement and Prospectus was filed with the SEC on June 24, 2021 and the meeting date for the shareholders of one to vote on Markforged’s proposed merger with one will be Tuesday, July 13, 2021.

one has sent all shareholders of record as of May 28 a proxy statement/prospectus and accompanying proxy card which provides all the details regarding the upcoming vote.

This vote is very important and we hope that you will participate.

We appreciate your ongoing interest in Markforged and would like to schedule a brief update with you on our business. Please let us know if you have any availability prior to the meeting date, and we will coordinate a call.

Additionally, to help us with our vote tracking, we’d appreciate it if you would let us know how many shares you are eligible to vote for and the name of the institution acting as custodian for your shares.

We look forward to hearing from you.

Best,

Shai Terem

President and Chief Executive Officer

&

Mark Schwartz

Chief Financial Officer

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between one ("AONE") and MarkForged, Inc. ("Markforged"). In connection with the proposed transaction, AONE has filed a final proxy statement/prospectus (the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) that has been distributed to AONE’s shareholders in connection with AONE’s solicitation of proxies for the vote by AONE’s shareholders with respect to the proposed transaction as described in the Prospectus. AONE may also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of AONE are urged to read the Prospectus and all other relevant documents filed or that will be filed with the SEC as they become available, because they will contain important information about the proposed transaction. On or about June 24, 2021, AONE mailed the Prospectus and other relevant documents to its shareholders of record as of May 28, 2021, the record date established for the extraordinary general meeting of stockholders relating to the proposed transaction. The Prospectus is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: one, 16 Funston Avenue, Suite A, The Presidio of San Francisco, San Francisco, California 94129, Attention: Secretary.

Participants in the Solicitation

AONE and Markforged and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the SEC. Information about the directors and executive officers of AONE and Markforged are set forth in the Prospectus and other filings with the SEC that are available free of charge from the sources indicated above.